

NEWS RELEASE

701 Ninth Street NW
Washington, DC 20068
www.pepcoholdings.com
NYSE: POM

FOR IMMEDIATE RELEASE
May 5, 2006

Media Contact: Robert Dobkin
202-872-2680
Investor Contact: Donna Kinzel
302-429-3004

Pepco Holdings Reports First-Quarter 2006 Earnings;

Conference Call Scheduled

Pepco Holdings, Inc. (NYSE: POM) today reported first quarter 2006 consolidated earnings of $56.8 million, or 29 cents per share, compared to $54.7 million, or 29 cents per share, in the first quarter of 2005. Excluding special items (as described below), earnings for the first quarter of 2006 would have been $53.0 million, or 27 cents per share, compared to $49.6 million, or 26 cents per share, in the first quarter of 2005. The weighted average shares outstanding for the first quarter of 2006 were 189.9 million compared to 188.4 million for the first quarter of 2005.

The earnings increase, excluding special items, for the first quarter of 2006 as compared to the 2005 quarter was due primarily to increased earnings at Pepco Energy Services driven by higher retail commodity earnings and increased earnings at Conectiv Energy driven by higher merchant generation earnings. Partially offsetting these increases were lower earnings at Power Delivery resulting primarily from a weather related decrease in kWh sales.

"Given the mild winter weather, we are pleased with our results which reflect continued progress in executing our strategic plan" said Dennis R. Wraase, Chairman, President and Chief Executive Officer. "We saw continued good performance from our competitive energy businesses and remain positive about the improvement in the energy market." He added, "During the first quarter, we also saw considerable concern in Maryland and Delaware around the higher Standard Offer Service rates resulting from the recent competitive bids for supply. We worked collaboratively with our state legislatures and regulators to develop plans to address customer concerns while maintaining the financial integrity of our utility subsidiaries. The end result was a balanced approach that will enable our customers to transition to the higher rates over time, while allowing the utilities to fully recover the deferred balances over a reasonable period."

Highlights

<u>Operations</u>

- Power Delivery electric sales were 12,015 gigawatt hours (Gwhs) in the first quarter of 2006 compared to 12,576 Gwhs for the same period last year. Heating degree days decreased by 15% for the three months ended March 31, 2006 as compared to the same period in 2005.

- Conectiv Energy's total generating output was 803 Gwhs in the first quarter of 2006 compared to 1,275 Gwhs in the first quarter of 2005. The decrease resulted primarily from mild winter weather.

- Conectiv Energy's gross margin (defined as revenue less cost of goods sold) on merchant generation was $69.6 million in the first quarter of 2006, compared to $54.9 million in the first quarter of 2005. The increase resulted primarily from favorable hedge results.

- Conectiv Energy's gross margin on Full Requirements Load Service was $(20.5) million in the first quarter of 2006, compared to $(7.7) million in the first quarter of 2005. The decrease was driven primarily by the expiration of favorable hedge contracts.

- Pepco Energy Services had commercial and industrial retail electricity sales of 2,447 Gwh in the first quarter of 2006, compared to 2,911 Gwh in the first quarter of 2005. This decrease primarily reflects the return of customers to standard offer service supply in light of the rising energy price environment.

- Pepco Energy Services' gross margins on retail commodity were $20.7 million in the first quarter of 2006, compared to $13.5 million in the first quarter of 2005. The increase was driven primarily by improved congestion cost management and gains on the sale of excess energy supply that resulted from the return of customers to standard offer service supply.

<u>Regulatory Matters</u>

- On April 6, 2006, the Governor of Delaware signed into law legislation that provides for a three-step phase-in of the new Standard Offer Service rates that took effect on May 1, 2006. Delmarva Power estimates that the phase in of new rates would create a maximum after-tax deferral balance of approximately $65 million, assuming 100% participation. Because the program has an "opt-out" feature that allows customers to elect not to participate, Delmarva Power expects less than 100% participation. As of May 4, 2006, 48% of Delaware customers have "opted-out" of the deferral program. The deferral balance, excluding interest costs, will be recovered from customers over a 17-month period beginning January 1, 2008. Assuming 100% participation, the after-tax interest expense to fund the deferral over the 37-month rate deferral and recovery period would be approximately $4 million.

- On April 21, 2006, the Maryland Public Service Commission approved the settlement that provides for a three-step phase-in of the new Standard Offer Service rates that are scheduled to take effect on June 1, 2006. The phase-in of new rates would create an estimated maximum after-tax deferral balance of approximately $94 million in total for Pepco and Delmarva Power, assuming 100% participation. Because the program is an "opt-in" program under which customers must make an affirmative choice to participate, the companies expect less than 100% participation. The "opt-in" election period began May 1 and runs through May 26, 2006. As of May 4, 2006, less than 1% of Pepco and Delmarva Power eligible Maryland customers have "opted-in" to the deferral program. The deferral balance, excluding interest costs, will be recovered from customers over an 18-month period beginning June 1, 2007. Assuming 100% participation, the after-tax interest expense to fund the deferral over the 30-month rate deferral and recovery period would be approximately $4 million for Pepco and Delmarva Power combined.

- On April 25, 2006, the Delaware Public Service Commission issued an order in Delmarva Power's base rate case. The order decreases distribution rates by $11.1 million annually and authorizes a 10% return on equity. The order also assigns $4.9 million of annual costs from distribution rates to the supply component of SOS rates, modifies plant depreciation rates and adopts certain tariff modifications. The after-tax annual earnings and cash flow impacts are reductions of approximately $1.6 million and $3.5 million, respectively.

Financing Activities

- On March 1, 2006, Pepco redeemed all outstanding shares of its Serial Preferred Stock of each series, at 102% of par, for an aggregate redemption amount of $21.9 million.

- On March 15, 2006, Atlantic City Electric issued $105 million of 5.80% senior notes due 2036. Proceeds were used to repay short-term debt that was issued to repay maturing long-term debt.

- On April 13, 2006, Pepco issued $109.5 million of auction rate pollution control refunding revenue bonds through the Maryland Economic Development Corporation due 2022. The initial auction rate is 3.30%. Proceeds will be used to refund $109.5 million of fixed rate (5.375% - 6.375%) tax exempt securities in the second quarter of 2006.

Further details regarding changes in consolidated earnings between 2006 and 2005 can be found in the following schedules. Additional information regarding financial results and recent regulatory events can be found in the Pepco Holdings, Inc. Form 10-Q for the quarter ended March 31, 2006 as filed with the Securities and Exchange Commission, which is available at www.pepcoholdings.com/investors.

Special Items

PHI's earnings for the first quarter of 2006 determined in accordance with Generally Accepted Accounting Principles (GAAP) include the following special items which management believes are not representative of the company's core business operations:

- After-tax earnings of $7.9 million, or 4 cents per share, related to a gain on Conectiv Energy's disposition of its interest in a co-generation facility and

- After-tax charges of $4.1 million, or 2 cents per share, related to an impairment loss on certain Pepco Energy Services' assets associated with its energy services business.

GAAP earnings for the first quarter of 2005 included the following special item:

- After-tax earnings of $5.1 million, or 3 cents per share, related to the Atlantic City Electric base rate case proceedings settlement in New Jersey.

Reconciliation of GAAP Earnings to Earnings Excluding Special Items

Net Earnings – Dollars in Millions	Three Months Ended March 31,	
		(Restated)
	2006	2005
Reported (GAAP) Net Earnings	$56.8	$54.7
Special Items:		
Gain on disposition of interest in a co-generation facility	(7.9)	-
Impairment loss on energy services assets	4.1	-
New Jersey base rate case settlement	-	(5.1)
Net Earnings, Excluding Special Items	$53.0	$49.6

Earnings per Share	Three Months Ended March 31,	
		(Restated)
	2006	2005
Reported (GAAP) Earnings per Share	$0.29	$0.29
Special Items:		
Gain on disposition of interest in a co-generation facility	(0.04)	-
Impairment loss on energy services assets	0.02	-
New Jersey base rate case settlement	-	(0.03)
Earnings per Share, Excluding Special Items	$0.27	$0.26

CONFERENCE CALL FOR INVESTORS

Pepco Holdings Inc. will host a conference call to discuss first quarter results on Monday, May 8th at 10:00 a.m. E.D.T. Investors, members of the media and other interested persons may access the conference call on the Internet at http://www.pepcoholdings.com/investors or by calling 1-800-798-2884 before 9:55 a.m. The pass code for the call is 36077957. International callers may access the call by dialing 1-617-614-6207, using the same pass code, 36077957. An on-demand replay will be available for seven days following the call. To hear the replay, dial 1-888-286-8010 and enter pass code 46305011. International callers may access the replay by dialing 1-617-801-6888 and entering the same pass code 46305011. An audio archive will be available at PHI's Web site, http://www.pepcoholdings.com/investors.

Note: If any non-GAAP financial information (as defined by the Securities and Exchange Commission in Regulation G) is used during the quarterly earnings conference call, a presentation of the most directly comparable GAAP measure and a reconciliation of the differences will be available at http://www.pepcoholdings.com/investors.

About PHI: Pepco Holdings, Inc., headquartered in Washington, D.C., delivers electricity and natural gas to about 1.9 million customers in Delaware, the District of Columbia, Maryland, New Jersey and Virginia, through its subsidiaries Pepco, Delmarva Power and Atlantic City Electric. PHI also provides competitive wholesale generation services through Conectiv Energy and retail energy products and services through Pepco Energy Services.

Forward-Looking Statements: Except for historical statements and discussions, the statements in this news release constitute "forward-looking statements" within the meaning of federal securities law. These statements contain management's beliefs based on information currently available to management and on various assumptions concerning future events. Forward-looking statements are not a guarantee of future performance or events. They are subject to a number of uncertainties and other factors, many of which are outside the company's control. Factors that could cause actual results to differ materially from those in the forward-looking statements herein include general economic, business and financing conditions; availability and cost of capital; changes in laws, regulations or regulatory policies; weather conditions; competition; governmental actions; and other presently unknown or unforeseen factors. These uncertainties and factors could cause actual results to differ materially from such statements. PHI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to further understand the results and prospects of PHI.

SELECTED FINANCIAL INFORMATION

Pepco Holdings, Inc.

Earnings Per Share Variance
2006/2005

	1st Quarter					
		Competitive Energy				
	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non Regulated	Corporate & Other	Total PHI
2005 Net Income/(Loss) (GAAP) (Restated) 1/	**$ 0.27**	**$ 0.02**	**$ 0.01**	**$ 0.07**	**$ (0.08)**	**$ 0.29**
2005 Special Items 2/						
• ACE - New Jersey Base Rate Case Settlement	(0.03)	-	-	-	-	(0.03)
2005 Net Income/(Loss) excluding Special Items (Restated)	0.24	0.02	0.01	0.07	(0.08)	0.26
Change from 2005 Net Income/(Loss) excluding Special Items						
Regulated Operations						
• Revenue -Customer Mix and Transmission, net	0.02	-	-	-	-	0.02
-Weather (estimate) **3/**	(0.05)	-	-	-	-	(0.05)
-Standard Offer Service Margin	0.02	-	-	-	-	0.02
• Operation & Maintenance	(0.02)	-	-	-	-	(0.02)
• Other, net	(0.01)	-	-	-	-	(0.01)
Conectiv Energy						
• Margins (operating revenue less cost of goods sold)						
- Merchant Generation	-	0.05	-	-	-	0.05
- Full Requirements Load Service	-	(0.04)	-	-	-	(0.04)
- Other Power, Oil Gas Marketing	-	0.02	-	-	-	0.02
Pepco Energy Services						
• Retail commodity	-	-	0.03	-	-	0.03
• Energy services	-	-	0.01	-	-	0.01
Other Non-Regulated						
• 2005 gain on sale of energy investment	-	-	-	(0.03)	-	(0.03)
• Financial investment portfolio	-	-	-	0.01	-	0.01
Corporate & Other						
• Other, net	-	-	-	-	(0.01)	(0.01)
Capital Costs	-	-	-	-	0.01	0.01
2006 Net Income/(Loss) excluding Special Items	0.20	0.05	0.05	0.05	(0.08)	0.27
2006 Special Items 2/						
• Gain on disposition of interest in a co-generation facility	-	0.04	-	-	-	0.04
• Impairment loss on energy services assets	-	-	(0.02)	-	-	(0.02)
2006 Net Income/(Loss) (GAAP) 4/	**$ 0.20**	**$ 0.09**	**$ 0.03**	**$ 0.05**	**$ (0.08)**	**$ 0.29**

1/ 2005 Average Shares Outstanding for the 1st Quarter were 188,372,574.

2/ Management believes the special items are not representative of the company's core business operations.

3/ The effect of weather in 2006 compared with the 20-year average weather is estimated to have decreased earnings by $.03 per share.

4/ 2006 Average Shares Outstanding for the 1st Quarter were 189,938,222.

SEGMENT INFORMATION

| | Three Months Ended March 31, 2006 (Millions of dollars) | | | | | |
| | Competitive Energy Segments | | | | | |
	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non-Regulated	Corp. & Other (a)	PHI Cons.
Operating Revenue	$1,174.8	$551.3 (b)	$369.7	$20.9	$(164.8)	$1,951.9
Operating Expense (c)	1,070.9 (b)	528.1	360.4 (e)	1.6	(163.0)	1,798.0
Operating Income	103.9	23.2	9.3	19.3	(1.8)	153.9
Interest Income	2.3	8.6	.4	34.8	(42.6)	3.5
Interest Expense	43.4	15.1	.8	42.8	(20.5)	81.6
Other Income	2.5	12.0 (d)	.2	1.3	.6	16.6
Preferred Stock Dividends	1.3	-	-	.6	(1.5)	.4
Income Taxes	26.4	11.6	3.6	2.4	(8.8)	35.2
Net Income (loss)	37.6	17.1	5.5	9.6	(13.0)	56.8
Total Assets	8,590.6	1,994.7	511.1	1,457.6	1,132.8	13,686.8
Construction Expenditures	112.9	2.4	2.7	-	2.2	120.2

Note:

(a) Includes unallocated Pepco Holdings' (parent company) capital costs, such as acquisition financing costs, and the depreciation and amortization related to purchase accounting adjustments for the fair value of Conectiv assets and liabilities as of the August 1, 2002 acquisition date. Additionally, the Total Assets line item in this column includes Pepco Holdings' goodwill balance.

(b) Power Delivery purchased electric energy and capacity and natural gas from Conectiv Energy in the amount of $122.7 million for the three months ended March 31, 2006.

(c) Includes depreciation and amortization of $103.1 million, consisting of $90.0 million for Power Delivery, $9.1 million for Conectiv Energy, $2.9 million for Pepco Energy Services, and $1.1 million for Corp. & Other.

(d) Includes $12.3 million gain ($7.9 million after tax) related to the gain on disposition of an interest in a cogeneration joint venture.

(e) Includes $6.3 million loss ($4.1 million after tax) on certain energy services business assets.

SEGMENT INFORMATION (continued)

<table>
<tr><td></td><td colspan="6">Three Months Ended March 31, 2005 (As Restated)</td></tr>
<tr><td></td><td colspan="6">(Millions of dollars)</td></tr>
<tr><td></td><td></td><td colspan="2">Competitive
Energy Segments</td><td></td><td></td><td></td></tr>
<tr><td></td><td>Power
Delivery</td><td>Conectiv
Energy</td><td>Pepco
Energy
Services</td><td>Other
Non-
Regulated</td><td>Corp.
& Other (a)</td><td>PHI
Cons.</td></tr>
<tr><td>Operating Revenue</td><td>$1,098.4</td><td>$ 509.4 (b)</td><td>$352.9</td><td>$ 21.1</td><td>$(183.0)</td><td>$ 1,798.8</td></tr>
<tr><td>Operating Expense (c)</td><td>989.9 (b)</td><td>495.0</td><td>348.5</td><td>1.0</td><td>(180.3)</td><td>1,654.1</td></tr>
<tr><td>Operating Income</td><td>108.5</td><td>14.4</td><td>4.4</td><td>20.1</td><td>(2.7)</td><td>144.7</td></tr>
<tr><td>Interest Income</td><td>1.0</td><td>7.1</td><td>.4</td><td>21.4</td><td>(28.2)</td><td>1.7</td></tr>
<tr><td>Interest Expense</td><td>42.2</td><td>13.9</td><td>.9</td><td>30.6</td><td>(4.2)</td><td>83.4</td></tr>
<tr><td>Other Income</td><td>4.1</td><td>.7</td><td>.5</td><td>6.5</td><td>2.1</td><td>13.9</td></tr>
<tr><td>Preferred Stock
  Dividends</td><td>.6</td><td>-</td><td>-</td><td>.6</td><td>(.6)</td><td>.6</td></tr>
<tr><td>Income Taxes</td><td>29.8</td><td>3.8</td><td>1.8</td><td>4.2</td><td>(9.0)</td><td>30.6</td></tr>
<tr><td>Extraordinary Item
  (net of income tax
  of $6.2 million)</td><td>9.0 (d)</td><td>-</td><td>-</td><td>-</td><td>-</td><td>9.0</td></tr>
<tr><td>Net Income (loss)</td><td>50.0</td><td>4.5</td><td>2.6</td><td>12.6</td><td>(15.0)</td><td>54.7</td></tr>
<tr><td>Total Assets</td><td>8,523.5</td><td>1,926.1</td><td>514.1</td><td>1,405.1</td><td>1,106.5</td><td>13,475.3</td></tr>
<tr><td>Construction
  Expenditures</td><td>85.0</td><td>1.6</td><td>.9</td><td>-</td><td>.8</td><td>88.3</td></tr>
</table>

Note:

(a) Includes unallocated Pepco Holdings' (parent company) capital costs, such as acquisition financing costs, and the depreciation and amortization related to purchase accounting adjustments for the fair value of Conectiv assets and liabilities as of the August 1, 2002 acquisition date. Additionally, the Total Assets line item in this column includes Pepco Holdings' goodwill balance.

(b) Power Delivery purchased electric energy and capacity and natural gas from Conectiv Energy in the amount of $121.9 million for the three months ended March 31, 2005.

(c) Includes depreciation and amortization of $105.7 million, consisting of $88.7 million for Power Delivery, $11.3 million for Conectiv Energy, $3.5 million for Pepco Energy Services, and $2.2 million for Corp. & Other.

(d) Relates to ACE's electric distribution rate case settlement that was accounted for in the first quarter of 2005. This resulted in ACE's reversal of $9.0 million in after tax accruals related to certain deferred costs that are now deemed recoverable. This amount is classified as extraordinary since the original accrual was part of an extraordinary charge in conjunction with the accounting for competitive restructuring in 1999.

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
(Unaudited)

	Three Months Ended March 31,	
	2006	**(Restated) 2005**
	(Millions, except earnings per share)	
Operating Revenue		
Power Delivery	$ 1,174.8	$ 1,098.4
Competitive Energy	756.7	679.2
Other	20.4	21.2
Total Operating Revenue	1,951.9	1,798.8
Operating Expenses		
Fuel and purchased energy	1,227.8	1,088.3
Other services cost of sales	156.9	170.6
Other operation and maintenance	204.4	190.1
Depreciation and amortization	103.1	105.7
Other taxes	81.4	80.8
Deferred electric service costs	19.4	19.0
Impairment loss	6.3	-
Gain on sale of assets	(1.3)	(.4)
Total Operating Expenses	1,798.0	1,654.1
Operating Income	153.9	144.7
Other Income (Expenses)		
Interest and dividend income	3.5	1.7
Interest expense	(81.6)	(83.4)
Income (loss) from equity investments	.7	(1.1)
Other income	20.9	15.7
Other expenses	(5.0)	(.7)
Total Other Expenses	(61.5)	(67.8)
Preferred Stock Dividend Requirements of Subsidiaries	.4	.6
Income Before Income Tax Expense and Extraordinary Item	92.0	76.3
Income Tax Expense	35.2	30.6
Income Before Extraordinary Item	56.8	45.7
Extraordinary Item (net of tax of $6.2 million)	-	9.0
Net Income	56.8	54.7
Retained Earnings at Beginning of Period	1,018.7	836.4
Dividends on Common Stock	(49.4)	(47.1)
Retained Earnings at End of Period	$ 1,026.1	$ 844.0
Basic and Diluted Share Information		
Weighted average shares outstanding	189.9	188.4
Earnings per share of common stock		
Before extraordinary item	$ .29	$ .24
Extraordinary item	-	.05
Total	$ .29	$ .29

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

ASSETS		March 31, 2006		December 31, 2005
		(Millions of dollars)		
CURRENT ASSETS				
Cash and cash equivalents	$	50.8	$	121.5
Restricted cash		22.4		23.0
Accounts receivable, less allowance for uncollectible accounts of $39.3 million and $40.6 million, respectively		1,145.9		1,363.1
Fuel, materials and supplies-at average cost		334.4		340.1
Unrealized gains - derivative contracts		136.0		185.7
Prepaid expenses and other		85.1		118.3
Total Current Assets		1,774.6		2,151.7
INVESTMENTS AND OTHER ASSETS				
Goodwill		1,431.3		1,431.3
Regulatory assets		1,180.7		1,202.0
Investment in finance leases held in trust		1,316.7		1,297.9
Prepaid pension expense		203.9		208.9
Other		385.0		414.0
Total Investments and Other Assets		4,517.6		4,554.1
PROPERTY, PLANT AND EQUIPMENT				
Property, plant and equipment		11,537.8		11,384.2
Accumulated depreciation		(4,143.2)		(4,072.2)
Net Property, Plant and Equipment		7,394.6		7,312.0
TOTAL ASSETS	$	13,686.8	$	14,017.8

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

LIABILITIES AND SHAREHOLDERS' EQUITY	March 31, 2006	December 31, 2005
	(Millions of dollars, except shares)	
CURRENT LIABILITIES		
Short-term debt	$ 532.6	$ 156.4
Current maturities of long-term debt	295.3	469.5
Accounts payable and accrued liabilities	742.4	1,002.2
Capital lease obligations due within one year	5.2	5.3
Taxes accrued	142.5	322.9
Interest accrued	64.6	84.6
Other	452.4	358.4
Total Current Liabilities	2,235.0	2,399.3
DEFERRED CREDITS		
Regulatory liabilities	656.5	594.1
Income taxes	1,888.7	1,935.0
Investment tax credits	49.8	51.0
Other post-retirement benefit obligations	288.6	284.2
Other	267.4	284.9
Total Deferred Credits	3,151.0	3,149.2
LONG-TERM LIABILITIES		
Long-term debt	4,116.9	4,202.9
Transition Bonds issued by ACE Funding	487.0	494.3
Long-term project funding	28.9	25.5
Capital lease obligations	116.5	116.6
Total Long-Term Liabilities	4,749.3	4,839.3
PREFERRED STOCK OF SUBSIDIARIES		
Serial preferred stock	-	21.5
Redeemable serial preferred stock	24.4	24.4
Total Preferred Stock of Subsidiaries	24.4	45.9
SHAREHOLDERS' EQUITY		
Common stock, $.01 par value, authorized 400,000,000 shares, 190,366,905 shares and 189,817,723 shares outstanding, respectively	1.9	1.9
Premium on stock and other capital contributions	2,595.5	2,586.3
Accumulated other comprehensive loss	(96.4)	(22.8)
Retained earnings	1,026.1	1,018.7
Total Shareholders' Equity	3,527.1	3,584.1
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 13,686.8	$ 14,017.8

PEPCO HOLDINGS, INC. AND SUBSIDIARIES - CAPITAL STRUCTURE
Capital Structure

The components of Pepco Holdings' capital structure are shown below as of March 31, 2006 and December 31, 2005 in accordance with GAAP. The table also shows the following adjustments to components of the capital structure made for the reasons discussed in the footnotes to the table: (i) the exclusion from debt of the Transition Bonds issued by ACE Funding, and (ii) the treatment of the Variable Rate Demand Bonds (VRDBs) issued by certain of PHI's subsidiaries as long-term, rather than short-term, debt obligations (Millions of dollars):

	March 31, 2006				
	Per Balance Sheet	Adjustments		As Adjusted	As Adjusted %
Common Shareholders' Equity	$ 3,527.1	$ -		$3,527.1	40.9%
Preferred Stock of Subsidiaries (a)	24.4	-		24.4	.3%
Long-Term Debt	4,116.9	156.4	(b)	4,273.3	49.6%
Transition Bonds issued by ACE Funding	487.0	(487.0)	(c)	-	-
Long-Term Project Funding	28.9	-		28.9	.3%
Capital Lease Obligations	116.5	-		116.5	1.3%
Capital Lease Obligations due within one year	5.2	-		5.2	.1%
Short-Term Debt	532.6	(156.4)	(b)	376.2	4.4%
Current Maturities of Long-Term Debt	295.3	(29.3)	(d)	266.0	3.1%
Total	$9,133.9	$(516.3)		$8,617.6	100.0%

	December 31, 2005				
	Per Balance Sheet	Adjustments		As Adjusted	As Adjusted %
Common Shareholders' Equity	$ 3,584.1	$ -		$3,584.1	41.8%
Preferred Stock of Subsidiaries (a)	45.9	-		45.9	.5%
Long-Term Debt	4,202.9	156.4	(b)	4,359.3	50.8%
Transition Bonds issued by ACE Funding	494.3	(494.3)	(c)	-	-
Long-Term Project Funding	25.5	-		25.5	.3%
Capital Lease Obligations	116.6	-		116.6	1.4%
Capital Lease Obligations due within one year	5.3	-		5.3	.1%
Short-Term Debt	156.4	(156.4)	(b)	-	-
Current Maturities of Long-Term Debt	469.5	(29.0)	(d)	440.5	5.1%
Total	$9,100.5	$(523.3)		$8,577.2	100.0%

(a) Consists of Serial Preferred Stock and Redeemable Serial Preferred Stock issued by subsidiaries of PHI.

(b) In accordance with GAAP, the VRDBs are included in short-term debt on the Balance Sheet of PHI because they are payable on demand by the holder. However, under the terms of the VRDBs, when demand is made for payment by the holder (specifically, when the VRDBs are submitted for purchase by the holder), the VRDBs are remarketed by a remarketing agent on a best efforts basis and the remarketing resets the interest rate at market rates. Due to the creditworthiness of the issuers, PHI expects that any VRDBs submitted for purchase will be successfully remarketed. Because of these characteristics of the VRDBs, PHI, from a debt management standpoint, views the VRDBs (which have nominal maturity dates ranging from 2009 to 2031) as Long-Term Debt and, accordingly, the adjustment reduces Short-Term Debt and increases Long-Term Debt by an amount equal to the principal amount of the VRDBs.

(c) Adjusted to exclude Transition Bonds issued by ACE Funding. Because repayment of the Transition Bonds is funded solely by charges collected from ACE's customers and is not a general obligation of ACE or PHI, PHI excludes the Transition Bonds from capitalization from a debt management standpoint.

(d) Adjusted to exclude the current maturities of Transition Bonds issued by ACE Funding.

POWER DELIVERY SALES AND REVENUES

Power Delivery Sales (Gigawatt Hours)	Three Months Ended March 31,	
	2006	(Restated) 2005
Regulated T&D Electric Sales		
Residential	4,491	4,793
Commercial	6,482	6,693
Industrial	972	1,021
Other	70	69
Total Regulated T&D Electric Sales	12,015	12,576
Default Electricity Supply Sales		
Residential	4,352	4,591
Commercial	4,186	3,965
Industrial	497	481
Other	39	53
Total Default Electricity Supply Sales	9,074	9,090

Power Delivery Electric Revenue ($ in Millions)	Three Months Ended March 31,			
	2006		(Restated) 2005	
Regulated T&D Electric Revenue				
Residential	$	138.3	$	147.0
Commercial		156.2		159.8
Industrial		8.6		9.1
Other (Includes PJM)		63.8		56.9
Total Regulated T&D Electric Revenue	$	366.9	$	372.8
Default Supply Revenue				
Residential	$	275.5	$	263.7
Commercial		279.7		216.9
Industrial		31.5		28.9
Other (Includes PJM)		93.2		87.1
Total Default Supply Revenue	$	679.9	$	596.6
Other Electric Revenue	$	17.6	$	18.0
Total Electric Operating Revenue	$	1,064.4	$	987.4

Power Delivery Gas Sales and Revenue ($ in Millions)	Three Months Ended March 31,			
	2006		(Restated) 2005	
Regulated Gas Sales (Bcf)				
Residential		3.5		4.4
Commercial		2.1		2.7
Industrial		.2		.4
Transportation and Other		1.7		1.8
Total Regulated Gas Sales		7.5		9.3
Regulated Gas Revenue				
Residential	$	59.9	$	56.1
Commercial		35.5		31.4
Industrial		3.2		3.2
Transportation and Other		1.3		1.3
Total Regulated Gas Revenue	$	99.9	$	92.0
Other Gas Revenue	$	10.5	$	19.0
Total Gas Operating Revenue	$	110.4	$	111.0
Total Power Delivery Operating Revenue	$	1,174.8	$	1,098.4

WEATHER DATA - CONSOLIDATED ELECTRIC SERVICE TERRITORY

	Three Months Ended March 31,	
	2006	2005
Heating Degree Days	2,052	2,417
20-Year Average	2,270	2,270
Percentage Difference from Average	-9.6%	6.5%
Percentage Difference from Prior Year	-15.1%	
Cooling Degree Days	3	-
20-Year Average	3	3
Percentage Difference from Average	0.0%	-100.0%
Percentage Difference from Prior Year	N/A	

CONECTIV ENERGY

	Three Months Ended				
	March 31, 2006	December 31, 2005	September 30, 2005 (3)	June 30, 2005 (3)	March 31, 2005 (3)
Gigawatt Hour Supply (Gwh)					
Merchant Generation output sold into market	803	967	2,382	971	1,275
Full Requirements Load Service	3,440	3,369	4,275	3,308	3,281
Total Sales	4,243	4,336	6,657	4,279	4,556
Around-the-clock Market Prices					
($/Mwh) PJM - East (1)	$ 58.28	$ 77.33	$ 83.24	$ 49.27	$ 53.51
On Peak Market Prices					
($/Mwh) PJM - East (1)	$ 63.42	$ 98.20	$ 108.62	$ 63.82	$ 62.53
Gas Price - M3 (Market Area)					
($/Mmbtu) (1)	$ 8.46	$ 12.95	$ 10.43	$ 7.44	$ 7.83
Merchant Generation Margin per Mwh					
(Revenue Less Cost of Goods Sold $/Mwh)	$ 86.7	$ 46.6	$ 42.0	$ 57.4	$ 43.1
Merchant Generation Margin Key Drivers:					
(Percentage of Total) (2)					
West to East Hub Congestion	2%	5%	26%	2%	11%
Power & Fuel Hedges	54%	-52%	-64%	8%	-5%
Ancillary Services & Hourly Flexibility Premium	19%	22%	10%	27%	30%
Fuel Switching	2%	11%	7%	3%	11%
PJM Capacity (ICAP)	5%	9%	8%	9%	9%
Energy Spark Spreads	18%	105%	113%	51%	44%

Notes:

(1)   Daily Average

(2)   Estimate

(3)   Restated

CONECTIV ENERGY - (continued)

Operating Summary	Three Months Ended March 31,			
($ in millions)			(Restated)	
	2006		2005	
Gigawatt Hour Supply (Gwh)				
Merchant Generation output sold into market	803	(2)	1,275	
Full Requirements Load Service (1)	3,440	(3)	3,281	
Total Sales	4,243		4,556	
Operating Revenue:				
Merchant Generation	$ 294.3		$ 133.2	
Full Requirements Load Service (1)	73.3		168.9	
Other Power, Oil, and Gas Marketing	183.7		207.3	
Total	551.3		509.4	
Cost of Goods Sold:				
Merchant Generation	224.7		78.3	
Full Requirements Load Service (1)	93.8		176.6	
Other Power, Oil, and Gas Marketing	175.5		207.6	
Total	494.0		462.5	
Gross Margin Detail:				
Merchant Generation	69.6	(2)	54.9	
Full Requirements Load Service (1)	(20.5)	(3)	(7.7)	
Other Power, Oil, and Gas Marketing	8.2	(4)	(0.3)	
Total	57.3		46.9	
Operating and Maintenance Expenses	24.2	(5)	20.6	
Depreciation	9.1	(6)	11.3	
Taxes Other Than Income Taxes	0.8		0.6	
Other Expenses	-		-	
Other Operating Expenses	34.1		32.5	
Operating Income	$ 23.2		$ 14.4	

Notes:

(1) Since the second quarter 2005, Conectiv Energy has shown all of its Full Requirements Load contracts in the same activity line to better reflect how management views and manages this business. In previous quarters, the POLR load contract was shown separately and the other Full Requirement Load Contracts were included in the Other Power, Oil and Gas Marketing activity. All previous quarters have been updated to reflect this change.

(2) Lower generation output during the first quarter of 2006 compared to the 2005 quarter was due primarily to mild winter weather. Higher merchant generation margins in 2006 resulted from favorable hedge results due primarily to falling power prices during the quarter.

(3) Higher Full Requirements Load Service sales during the first quarter of 2006 compared to the 2005 quarter resulted from a net increase in SOS and municipal load contracts. Lower Full Requirements Load Service margins in 2006 primarily resulted from the expiration of favorable hedge contracts. Full Requirements Load Service is hedged by both contract purchases with third parties and by Conectiv Energy generation. Conectiv Energy generation is transfer priced at the PJM price for each hour, multiplied by the Mwhs required by the Full Requirements Load (after reducing the load by the contract purchases). This transfer pricing mechanism subjects the Full Requirements Load Service to some energy price volatility but does provide a partial hedge for the Merchant Generation output.

(4) Higher Other Power, Oil and Gas Marketing margins during the first quarter of 2006 compared to the 2005 quarter resulted primarily from higher margin sales due to the sale of lower cost supply from inventory which was purchased prior to the escalation of gas and oil prices.

(5) Higher operating and maintenance expenses were experienced during the first quarter of 2006 compared to the 2005 quarter primarily due to higher maintenance expenses at power plants.

(6) Lower depreciation expense in the first quarter of 2006 compared to the 2005 quarter is due to an adjustment to reflect the results of an asset life study which increased the estimated remaining life of the power plants.

PEPCO ENERGY SERVICES

($ in millions)	Three Months Ended March 31,	
	2006	(Restated) 2005
Operating Revenue	$ 369.7	$ 352.9
Cost of Goods Sold	332.4	325.6
Gross Margin	37.3	27.3
Gross Margin Detail:		
Retail Commodity	20.7 [1]	13.5
Energy Services	16.6 [2]	13.8
Total	37.3	27.3
Operation and Maintenance Expenses	25.1	19.4
Depreciation	2.9	3.5
Operating Expenses	28.0	22.9
Operating Income	$ 9.3	$ 4.4

(1) Retail Commodity gross margins improved for the quarter compared to 2005 due primarily to improved congestion cost management and gains on the sale of excess energy supply that resulted from the return of customers to standard offer service supply, partially offset by lower volumes.

(2) Energy Services gross margins improved for the quarter compared to 2005 due to higher construction activity and higher sales from district heating and cooling.

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